SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Riverbed Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

768573 10 7
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,150,756

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,150,756

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,150,756

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,565,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,565,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,565,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,565,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,565,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,565,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

ITEM 4.Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 14, 2014, Elliott Management Corp. (“EMC”) on behalf of Elliott Associates, L.P. (“Elliott”) and Elliott International, L.P. (“Elliott International”) sent a letter (the “January 14 Letter”) to the Board of Directors of the Issuer (the “Board”) in order to offer the Board additional thoughts regarding Elliott’s and Elliott International’s proposal (the “Proposal”) to acquire the outstanding Shares of the Issuer for $19.00 per share in cash, subject to the terms described in the Reporting Persons’ letter to the Board dated January 8, 2014 (the “January 8 Letter”).

In the January 14 Letter, EMC expressed its belief that the Issuer’s shareholders support exploring the Proposal and support and expect a sale process.  In addition, EMC expressed its belief that a clear majority of research analysts and other independent observers have made statements supporting the view that the Proposal represents attractive value for the Issuer's shareholders and that a sale process could generate an even more attractive offer. Ten illustrative statements to this effect were reproduced in the letter. Lastly, EMC expressed its view that a sale process was the value-maximizing pathway and also expressed its concerns about the substantial downside risk that shareholders would face if the Issuer were to publicly reject the idea of running a process to evaluate a sale. EMC thanked the Issuer's Board for considering the Proposal and expressed a desire to work constructively with the Issuer toward a binding agreement.

A copy of the January 14 Letter is attached hereto as Exhibit D and is incorporated herein by reference. A copy of the January 8 Letter and a copy of a Draft Merger Agreement were previously filed as Exhibit B and Exhibit C, respectively, to Amendment No. 2 to this Schedule 13D filed with the Securities and Exchange Commission on January 8, 2014.

ITEM 5.Interest in Securities of the Issuer.

In addition to the shares of Common Stock disclosed above, collectively, Elliott, Elliott International and Elliott International Capital Advisors Inc. (“EICA”) continue to have economic exposure to approximately 1.5% of the shares of Common Stock outstanding pursuant to Derivate Agreements, as previously disclosed in Item 6.

Collectively, Elliott, Elliott International and EICA continue to have combined economic exposure and voting power in the Issuer of approximately 10.5% of the shares of Common Stock outstanding, as previously disclosed in the Reporting Persons’ Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 8, 2014.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit D – Letter from Elliott Management Corp. to the Board of Directors of Riverbed Technology, Inc., dated January 14, 2014

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	January 14, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

Exhibit D

January 14, 2014

Riverbed Technology, Inc.
199 Fremont Street
San Francisco, California 94105
Attn: Jerry Kennelly, Chief Executive Officer and Chairman of the Board

Dear Members of the Board of Directors:

On behalf of Elliott Associates, L.P. and Elliott International Limited (collectively, “Elliott” or “we”), the owners of 10.5% of the common stock and equivalents of Riverbed Technology, Inc. (“the Company” or “Riverbed”), I wanted to thank you in advance for consideration of our offer and of this additional note.  We strongly believe that our $19 offer and “go-shop” structure provide compelling value for shareholders, and our team and advisors are enthusiastically looking forward to moving ahead with our offer and negotiation of definitive documentation.

The purpose of this short note is to offer a few additional thoughts in advance of your Board meeting later this week. We understand you will be discussing how and whether to proceed with our offer, and we thought sharing some of the feedback we have received would add value to your discussion.

The feedback we have received falls primarily into two categories: feedback from shareholders, and feedback from independent equity research analysts and informed media.  Regardless of the source, the feedback we have received has been overwhelmingly supportive of the idea that Riverbed should fully explore our offer and the other acquisition interest that exists.

The balance of this note lays out in more detail what we have seen and heard from others regarding our offer and concludes with our thoughts on Riverbed’s paths ahead.

Shareholders Support Exploring Our Offer and Other Interest
Since the initial filing of our 13D in November, we have been inundated with phone calls from Riverbed shareholders, both new and longstanding.  This feedback has only intensified over the last five days.  At this point, we have had dozens of conversations and have heard from a majority of Riverbed’s shareholder base.  Feedback was varied and thoughtful, but primarily conformed to the following thoughts:

•	Riverbed should explore Elliott’s offer and any other credible interest

•	Riverbed should attempt to solicit the highest price possible for the Company

•	Should Riverbed not do so, the stock would return to the $14-$15 range

Numerous shareholders also had thoughtful views on Riverbed’s execution to date, stock price performance and path forward.  Without opining on these matters ourselves, it is worth nothing that many of the shareholders we spoke with volunteered that they support a sale process because they are frustrated by historical execution and skeptical of the Company’s plan and ability to execute in the future.

This context is important for the Board to keep in mind when evaluating Riverbed’s next steps.  Rejecting the idea of a sale evaluation and instead offering shareholders assurances that the Company has a plan for generating value as it moves into a difficult and uncertain future is an extremely risky proposition.  The feedback we’ve received suggests that Riverbed would find shareholder patience for such assurances at an all-time low.

Equity Research Supports and Expects Pursuit of a Process
Equity research analysts have generally followed Riverbed for years, and they talk frequently with their clients who are Riverbed shareholders.  Their views both reflect the views of the shareholder base and influence current and prospective shareholders.

Elliott believes it reviewed all of the research that was published regarding our offer for the Company.  From this review, it is apparent that equity research analysts overwhelmingly ruled in favor of our offer, highlighting the compelling value for shareholders and the opportunity for a sale process that could yield a higher offer.

The quotes were illustrative and echoed many of the sentiments we heard repeatedly from shareholders:

“Elliott Mgmt has offered to acquire RVBD for $19/share, an attractive offer in our opinion…” – UBS, January 8, 2014

“Elliott's $19.00 RVBD bid represents 2.9x our forward year revenue and we see it as fair.” – Lake Street Capital Markets, January 8, 2014

“We believe Riverbed is an attractive acquisition target…” – Gabelli & Company, January 9, 2014

“We believe Riverbed remains an attractive LBO candidate, given its depressed operating margin and stable cash flow, as services adds stability at 40% of revenue” – Citigroup, January 9, 2014

“We give Riverbed an M&A rank of 1, seeing a high probability (30-50%) of a transaction, and weight our M&A value 30% (reflecting the probability implied by this ranking) within our price target methodology.” – Goldman Sachs, January 8, 2014

“We see this bid as a good deal for investors as Riverbed's core WANOP business has stagnated and new growth opportunities like Granite remain unproven.” – J.P. Morgan, January 8, 2014

“Overall, we believe investors loudly applaud a sale with open arms given the continued headwinds and inconsistent operating performance witnessed over the past year in the core WAN optimization business.” – FBR, January 8, 2014

“A takeout offer for Riverbed will now force the company to think hard about initiating a formal sale process. With an interested buyer, we don't believe the company can ignore exploring a sale process for long.” – Oppenheimer, January 8, 2014

“Elliott already has a 10.5 percent economic interest, many long-term holders are dissatisfied, and the bid will attract arbitrage investors looking for a quick sale. This sort of pressure is hard for any board to ignore. Setting a formal sale process in motion could also give [Jerry] Kennelly, who is approaching retirement age, a chance to help define his legacy.” – Reuters BreakingViews, January 8, 2014

 “In total, we’re inclined to believe that the Board of Directors (including Jerry Kennelly) will do the right thing for Riverbed shareholders and they’ll initiate a process to evaluate the sale of the business.” – Jefferies, January 9, 2014

To recap, a diverse set of leading equity research analysts who have followed this company, have witnessed its past execution and understand its valuation reacted to our bid by stating that:

•	Our bid represents an attractive offer for the Company

•	Riverbed is an excellent candidate for acquisition

•	Riverbed shareholders are applauding the idea of a sale process, because it represents a good deal for them

•	Riverbed should run a process to explore the significant acquisition interest that exists, including Elliott’s

These views are straightforward and compelling, and they represent the investing community’s clear expectations about what comes next for Riverbed.  This point is worth emphasizing to rule out the idea that Elliott’s involvement in the stock merely “shined a light on” or “drew attention to” the Company, attracting new investors whose interest is unrelated to our proposals for creating value.

That simply isn’t the case.  The quotes above clearly illustrate the expectations that have generated new interest in the stock. If those expectations were to be upended by whatever the Company chooses to do next, we believe many of the investors that so quickly came into the stock would just as quickly leave, and Riverbed’s stock price would revert back to where it was trading last October.

Next Steps
In the wake of our offer, Riverbed can choose one of two paths:

A)
Engage with Elliott and the other interested buyers by helping them conduct efficient due diligence in order to deliver binding, premium offers for the Company that the Board can then evaluate as being in the best interests of the shareholders; or

B)
Publicly reject Elliott’s offer, decline to show any interest in evaluating a sale and put forward Riverbed’s stand-alone growth initiatives as the superior path to value despite having failed to investigate acquisition interest in the Company.  Riverbed may cite its current quarter, if good, and/or issue optimistic guidance in conjunction.

Path A allows Riverbed to engage with the interested parties and to conduct a competitive process to solicit the highest offers possible for the Company.  Riverbed could then understand what definitive offers exist and thoughtfully evaluate the merits of those offers relative to the alternatives.  Based on its conclusions at that point, Riverbed would be in an informed position to determine which course of action would maximize value in shareholders’ best interests.

By contrast, Path B deprives shareholders of the opportunity to explore a certain and substantial premium in favor of sight-unseen assurances from Riverbed that it has a plan that will lead to a better outcome.  Shareholders and the Street are already skeptical of Riverbed’s ability to execute, and given that Riverbed has missed Street revenue or EPS in four out of the last five quarters and backed away from its “illustrative” plan at the same Analyst Day where it was mentioned, we believe choosing Path B would expose shareholders to substantial and immediate downside risk.

As significant shareholders, it is our sincere hope that Riverbed’s Board will decide to pursue Path A by running a process that includes Elliott.  The feedback we have heard from other shareholders and from the Street leads us to believe that this is their sincere hope as well.  As Riverbed considers what is best for its owners, the shareholders, we believe the evidence is overwhelming that Path A would lead to a value-maximizing outcome while avoiding the substantial downside risks associated with Path B.

We again wanted to thank Riverbed’s Board for considering our offer.  We are eager to get started on diligence and to work expeditiously to enter into a binding agreement to acquire the Company.  As always, I am happy to make myself available to answer any questions you may have.

Very truly yours,

/s/ Jesse A. Cohn

Jesse A. Cohn
Portfolio Manager